               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         Form U-3A-2

       Statement by Holding Company Claiming Exemption Under
             Rule U-3A-2 from the Provisions of the
           Public Utility Holding Company Act of 1935

             To Be Filed Annually Prior to March 1

                      ENOVA CORPORATION

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         Enova Corporation ("Claimant") is a corporation organized and existing under the laws of the State of California.<F1> Enova
Corporation is a holding company, organized to acquire and hold securities of other corporations. On June 26, 1998 Enova Corporation and Pacific Enterprises (PE) combined the two companies into a new company named Sempra Energy (Sempra). Subsequent thereto, Enova dividended several of its subsidiaries(Enova Financial, Enova Technologies, Enova International, Pacific Diversified Capital Company(PDCC) and Califia) to Sempra. Enova Corporation's principal place of business is 101 Ash Street, San Diego, California. Its mailing address is Post Office Box 129400, San Diego, California 92112-9400. Enova Corporation has the following subsidiaries:

A. San Diego Gas & Electric Company ("SDG&E") is a public utility organized and existing as a corporation under the laws of the State of California. SDG&E is a wholly owned subsidiary of Enova Corporation. SDG&E is primarily engaged in the business of generating, transmitting and distributing electric energy in San Diego County and in an adjacent portion of Orange County, and distributing natural gas in San Diego County. SDG&E's principal place of business is 101 Ash Street, San Diego, California, 92101. Its mailing address is Post Office Box 1831, San Diego, California 92112-4150.

   (1) SDG&E Funding LLC is a corporation organized and existing under the laws of the State of California. SDG&E Funding is a wholly owned subsidiary of SDG&E, and was created in order to effect the issuance of notes intended to finance a 10% electric rate reduction provided to SDG&E's residential and small commercial customers, as mandated by California's electric restructuring legislation.

B. Enova Energy, Inc., is a corporation organized and existing under the laws of the State of California. It is a wholly owned subsidiary of Enova Corporation and is an energy management consulting firm. Its primary business is resource management consulting (including generation, purchased power and transmission) and fuel and power procurement consulting for utilities and large end users. Its principal place of business is 101 Ash Street San Diego, California 92101.

   (1) Sempra Energy Solutions is a limited partnershiporganized and existing under the laws of the State of California. It isa 48 percent owned subsidiary of Enova Energy and is involved in themarketing of integrated energy and energy-related products and services. Sempra Energy Solutions' principal place of business is located in Los Angeles, California.

      (a) CES/Way International is a wholly owned subsidiary of Sempra Energy Solutions and provides energy-efficiency services including energy audits, engineering design, project management, construction, financing and contract maintenance. Its principal place of business is located in Houston, Texas.

  (2) Rocky River Power Corporation (Rocky River) is a wholly owned subsidiary of Enova Energy and is involved in the development of electric generation projects. Rocky River has an interest in New Milfred Energy, LLC a joint venture that is seeking approvals to build a natural-gas fired power plant in New Milfred, Connecticut.

C. Sempra Holdings Inc. is a corporation organized and existing under the laws of the State of California. It is a 50 percent owned subsidiary of Enova Corporation and acts primarily as a holding company for Sempra Energy Trading and Sempra Energy Resources. Its principal place of business is 101 Ash Street, San Diego, California 92101.

  (1) Sempra Energy Trading is a corporation organized and existing under the laws of the State of Connecticut. It is a wholly owned subsidiary of Sempra Holdings Inc. and is in the business of natural-gas and power marketing. Its principal place of business is located in Greenwich, Connecticut.

    (a) CNG Energy Services Corporation is a wholly owned subsidiary of Sempra Energy Trading and is in the business of natural gas trading and marketing. Its principal place of business is located in Pittsburgh, Pennsylvania.

  (2) Sempra Energy Resources is a corporation organized and existing under the laws of the State of California. It is a wholly owned subsidiary of Sempra Holdings Inc. and is involved in acquiring and developing power plants. Its principal place of business is 101 Ash Street, San Diego, California 92101.

    (a) Sempra Energy Power I (Power I) is a wholly owned subsidiary of Sempra Energy Resources and is involved in the development of electric generation projects. Power I has an interest in El Dorado LLC, a joint venture to build a natural-gas fired power plant in Boulder City, Nevada.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

<F1> Enova Corporation is not a "public utility company" for the purposes of the Public Utilities Holding Company Act of 1935 (the
"Act"), and does not own any such properties.


SDG&E Electric Utility Properties:
---------------------------------

     SDG&E operates nine oil and gas-fueled generating units, with net capability of 1,641 MW, located in San Diego County. The four South
Bay units (690 MW), located in the City of Chula Vista, went into operation between 1960 and 1971; the five Encina units (951 MW), located in the City of Carlsbad, went into operation between 1954 and 1978. SDG&E owns 100% of all of these units except Encina 5 (330 MW), which SDG&E sold and leased back in 1978, with a lease term through 2004 and renewal options for up to 15 additional years. SDG&E owns 19 gas-fired combustion turbines with net capability of 332 MW, which were placed in service from 1966 to 1979; these turbines are located at various sites in San Diego County and are used only for emergency and peak demand. As required by the March 1998 decision of the California Public Utilities Commission (CPUC) approving the business combination, SDG&E has entered into agreements to sell its South Bay Power Plant, Encina Power Plant and 17 of the combustion-turbine generators. The sales are subject to regulatory approvals and are expected to close during the first half of 1999. SDG&E owns 20% of the three nuclear units at San Onofre Nuclear Generating Station ("SONGS"), located in San Diego County, south of San Clemente at the Camp Pendleton United States Marine Base. SONGS is primarily owned and operated by Southern California Edison Company ("Edison"). SONGS 1 has been permanently shut down. SDG&E's share of SONGS 2 and 3 amounts to an aggregate of 430 MW. SDG&E owns another 230-MW diesel and gas-fueled plant in San Diego County, which is in storage and is not expected to return to service.

      SDG&E's transmission facilities consist of transmission lines and transmission substations operating at various voltages from 69 kV (69,000 volts) upwards to 500 kV. SDG&E owns the transmission facilities located in the area in which it serves (San Diego County and an adjacent portion of Orange County), as well as all or portions (specified below) of the three segments of the Southwest PowerLink (SWPL), a 500-kV transmission line extending from SDG&E's Miguel Substation in Southern San Diego County to the Palo Verde Nuclear Generating Station west of Phoenix, Arizona, via two intermediary substations at Imperial Valley, California and North Gila, Arizona.

      SDG&E's transmission system consists of the following:

              - 500 kV: 279.0 circuit-miles (159.0 miles in
                        California, 120.0 miles in Arizona)
              - 230 kV: 400.7 circuit-miles (all in California)
              - 138 kV: 301.4 circuit-miles (all in California)
              -  69 kV: 925.2 circuit-miles (all in California)

     SDG&E is interconnected to various utilities for the purpose of buying and selling electric power and energy, as well as for mutual reliability. SDG&E is interconnected with Edison at the San Onofre 230-kV bus. SDG&E's system connects to the Mexico utility Comision Federal de Electricidad via two 230 kV transmission lines, one from Miguel Substation to Tijuana Substation and the other from Imperial Valley Substation to La Rosita Substation (each line owned by SDG&E on the U.S. side of the international border). The Miguel-Imperial Valley segment of the SWPL (100% owned by SDG&E) provides an interconnection to the system of Imperial Irrigation District; the Imperial Valley-North Gila segment of the SWPL (85.64% owned by SDG&E) provides an interconnection with Arizona Public Service; and the North Gila-Palo Verde segment of the SWPL (76.22% owned by SDG&E) provides an interconnection with Salt River Power as well as being the final leg for accessing power at the Palo Verde 500-kV bus, at which power from various sources can be obtained by SDG&E. All the substations at these interconnections are jointly owned by SDG&E and the respective interconnected utilities. In addition, SDG&E has long-term contractual rights to transmission capacity over the Pacific Intertie connecting California to Bonneville Power Administration and other utility systems in the Pacific Northwest. SDG&E's rights in the Intertie are 261MW in the southbound direction and 214MW in the northbound direction.

    SDG&E's distribution facilities consist of approximately 8,700 circuit miles of overhead lines and 9,100 circuit miles of underground lines located in San Diego and Orange Counties.


SDG&E Gas Utility Properties:
----------------------------

     SDG&E owns and operates facilities used for the distribution of natural gas to its electric generating units and to retail customers for heat, light and power in San Diego County. SDG&E's natural gas facilities are located in San Diego and Riverside Counties. Gas facilities consist of transmission facilities (compressor stations of 16,900 horsepower in Moreno and of 3,080 horsepower in Rainbow), approximately 167 miles of high-pressure transmission pipelines, approximately 6,863 miles of high-pressure and low-pressure distribution mains, and approximately 5,695 miles of service lines. All natural gas is delivered to SDG&E under a transportation and storage agreement with Southern California Gas Company(a wholly owned subsidiary of Sempra) through two transmission pipelines and one distribution pipeline owned by Southern California Gas, with a combined capacity of 530 million cubic feet per day.

3. INFORMATION FOR CALENDAR YEAR 1998 WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

(a). NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.<F2> <F3>

                             Electric(kwh)               Gas(Mcf)
     Enova Corporation:           None                       None
     SDG&E:     Retail:      16,285,295,815             113,767,629
                Wholesale:      706,073,500

<F2> Excludes customer-owned natural gas transported to retail customers by SDG&E.

<F3> Excludes exchanges of natural gas and electricity with wholesale suppliers that are not considered sales or purchases under the Federal
Power Act.

(b).   NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

      Enova Corporation:                         None
      SDG&E:                                     None

 (c).  NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.<F4>

                             Electric(kwh)           Gas(Mcf)
                             -------------           ---------
       Enova Corporation:       None                   None
       SDG&E:               693,068,000              53,576

(d).  NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.<F4>

                            Electric(kwh)           Gas(Mcf)
                            -------------           ---------
       Enova Corporation:      None                  None
       SDG&E:             6,407,758,970            117,896,685

<F4>Excludes exchanges of natural gas and electricity with wholesale suppliers that are not considered sales or purchases under the Federal
Power Act.

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES
DOLLARS:

As of September 30, 1998 Enova had no interest in a foreign utility company.

A subsidiary of Enova has a joint venture interest in an EWG that is not yet operational. See 1.C.(2)(a)

(a).  NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE
FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE
GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

 (b). NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

 (c). TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

(d).  CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY
COMPANY DURING THE REPORTING PERIOD.

(e). IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

EXHIBIT A

      Consolidating statements of income and surplus of Enova
Corporation's subsidiary companies for the year ended December 31, 1998, together with consolidating balance sheets of Enova Corporation's subsidiary companies as of the close at December 31, 1998, are attached as Exhibit A.

EXHIBIT B

Financial Data Schedule

If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis. See Ex-27


EXHIBIT C
None

      The above-named Enova Corporation has caused this statement to be duly executed on its behalf by its authorized officer as of the 26th day of February, 1999.

                                  ENOVA CORPORATION


                                  By :    /s/ Charles A. McMonagle
                                      -------------------------------
                                            Charles A. McMonagle
                                         Vice President and Treasurer

Corporate Seal

Attest:

/s/ Kevin C. Sagara
---------------------
Kevin C. Sagara
Assistant General Counsel

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                         Frank H. Ault
                 Vice President and Controller
                    Post Office Box 129400
               San Diego, California 92112-9400

Exhibit A
Enova Corporation
Consolidating Income Statement(Unaudited)
In Millions of Dollars
For the Year Ended December 31, 1998

                                        Enova   Enova   Adjust &
                                SDG&E   Energy  Corp.    Elimin   Consolidated
                               -------  ------  ------  --------  ------------
OPERATING REVENUES
Electric                       $1,865   $       $       $         $      1,865
Gas                               384                                      384
PX/ISO                            500                                      500
                               -------  ------  ------  --------  ------------
  Total operating revenues      2,749       --      --        --         2,749
                               -------  ------  ------  --------  ------------
OPERATING EXPENSES
PX/ISO Power                      468                                      468
Electric fuel                     177                                      177
Purchased power                   292                                      292
Gas purchased for resale          166                                      166
Operation & maintenance           542        2      22                     566
Depreciation & decommissioning    603                1                     604
Property and other taxes           82                                       82
Income taxes                      133              (20)       10           123
                               -------  ------  ------  --------  ------------
  Total operating expenses      2,463        2       3        10         2,478
                               -------  ------  ------  --------  ------------
Operating income (loss)           286       (2)     (3)      (10)          271
                               -------  ------  ------  --------  ------------
Other income and (deductions)      21      (28)    171      (171)           (7)
                               -------  ------  ------  --------  ------------
Income before interest charges
   and preferred dividends        307      (30)    168      (181)          264
                               -------  ------  ------  --------  ------------
Interest charges                  115        1      11       (10)          117
                               -------  ------  ------  --------  ------------
Net income (loss) (before
   preferred dividend)            192      (31)    157      (171)          147
                               -------  ------  ------  --------  ------------
Preferred dividend of SDG&E         7                                        7
                               -------  ------  ------  --------  ------------
Income from continuing
   operations                     185      (31)    157      (171)          140
                               -------  ------  ------  --------  ------------
Discontinued operations                                       17            17
                               -------  ------  ------  --------  ------------
Earnings Applicable to
  Common Shares                $  185   $  (31) $  157  $   (154) $        157
                               =======  ======  ======  ========  ============

Enova Corporation
Consolidating Statement of Retained Earnings(Unaudited)
For the Year Ending December 31, 1998
In Millions of Dollars

                                SDG&E       PDCC     CALIFIA
                              ---------   ---------  -------
Balance, December 31, 1997    $ 530        $  (39)    $ 14
  Net Income                    185                      6
  Subsidiaries transferred to
     Sempra Energy                             39      (20)
  Dividends declared:
     To Enova Corporation      (419)
     To Sempra Energy           (30)
     Common stock
                              ----------  ---------  -------
Balance December 31, 1998     $ 266        $   --     $ --
                              ==========  =========  ========

Enova Corporation
Consolidating Statement of Retained Earnings(Unaudited)
For the Year Ending December 31, 1998
In Millions of Dollars

                                Enova      Enova         Enova
                              Financial    Energy     International
                              ---------   ---------  --------------
Balance, December 31, 1997    $  53        $  (26)        $ (2)
  Net Income                     16           (31)          (2)
  Subsidiaries transferred to
     Sempra Energy              (69)                         4
  Dividends declared:
     To Enova Corporation
     To Sempra Energy
     Common stock
                              ----------  ---------  --------------
Balance December 31, 1998     $  --       $   (57)   $      --
                              ==========  =========  ==============

Enova Corporation
Consolidating Statement of Retained Earnings(Unaudited)
For the Year Ending December 31, 1998
In Millions of Dollars

                                Enova      Enova        Adjust &
                              Technology   Corporation  Elimin     Consolidated
                              ----------   -----------  ---------  ------------
Balance, December 31, 1997    $  (5)        $ 785        $(525)           $ 785
  Net Income                     (3)          157         (171)             157
  Subsidiaries transferred to
     Sempra Energy                8          (288)          38             (288)
  Dividends declared:
     To Enova Corporation                                  419               --
     To Sempra Energy                        (230)          30             (230)
     Common stock                             (88)                          (88)
                              ----------   -----------  ---------  ------------
Balance December 31, 1998     $  --       $   336    $    (209)    $        336
                              ==========   ===========  =========  ============

Enova Corporation
Consolidating Balance Sheet(Unaudited)
In Millions of Dollars
For the Period Ended December 31, 1998

                                             Enova    Enova    Adjust &
                                   SDG&E     Energy   Corp.    Elim       Consolidated
                                   -------   ------   ------   --------   ------------
ASSETS
Utility plant--at original cost   $ 4,903  $         $                   $       4,903
Accumulated depreciation
    and decommissioning            (2,603)                                      (2,603)
                                   -------   ------   ------   --------   ------------
  Utility plant--net                2,300                                        2,300
                                   -------   ------   ------   --------   ------------
Investments in partnerships &
  unconsolidated subsidiaries                    32    1,176     (1,184)            24
                                   -------   ------   ------   --------   ------------
Nuclear decommissioning trust         494                                          494
                                   -------   ------   ------   --------   ------------
CURRENT ASSETS
  Cash and temporary investments      284                 11                       295
  Accounts receivable                 199                                          199
  Due from affiliates                 110                154       (176)            88
  Taxes receivable                                        37                        37
  Dividends receivable                                   100       (100)            --
  Inventories                          77                                           77
  Other                                26                                           26
                                   -------   ------   ------   --------   ------------
     TOTAL CURRENT ASSETS             696                302       (276)           722
                                   -------   ------   ------   --------   ------------
Regulatory assets                     629                                          629
Deferred charges and other assets     138                  9                       147
                                   -------   ------   ------   --------   ------------
     TOTAL ASSETS                 $ 4,257   $    32  $ 1,487  $  (1,460) $       4,316
                                   =======   ======   ======   ========   ============

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
  Common equity                   $ 1,124   $    31  $ 1,123  $  (1,184) $       1,094
  Preferred stock not subject
    to mandatory redemption            78                                           78
  Preferred stock subject to
    mandatory redemption               25                                           25
  Long-term debt                    1,548                                        1,548
                                   -------   ------   ------   --------   ------------
     TOTAL CAPITALIZATION           2,775        31    1,123     (1,184)         2,745
                                   -------   ------   ------   --------   ------------
CURRENT LIABILITIES
  Current portion of long-term debt    72                                           72
  Accounts payable                    165                                          165
  Due to affiliates                               1      259       (176)            84
  Dividends payable                   102                100       (100)           102
  Interest accrued                      9                                            9
  Other                               185                                          185
                                   -------   ------   ------   --------   ------------
     TOTAL CURRENT LIABILITIES        533         1      359       (276)           617
                                   -------   ------   ------   --------   ------------
Customer advances for construction     41                                           41
Accumulated deferred income
  taxes - net                         397                                          397
Accumulated deferred investment
  tax credits                          89                                           89
Deferred credits and other
  liabilities                         422                  5                       427
                                   -------   ------   ------   --------   ------------
TOTAL CAPITALIZATION &            $ 4,257  $     32  $ 1,487  $  (1,460)  $      4,316
LIABILITIES                        =======   ======   ======   ========   ============